June 4, 2019

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Re:

Debt Settlement & Warrant Retirement

Gents:

This letter when countersigned by you on behalf of the convertible debenture holdings of Parallax Health Sciences, Inc., (the “Company”) held by ███████████

and ███████████ (the “Investors”) will set forth our agreement regarding the subject matter set forth herein.

In full satisfaction of all amounts owing to Investors by the Company pursuant to certain Convertible Debentures Agreements between you and the Company dated

November 14, 2018, (the “Agreements”), the Company hereby agrees to pay you

$35,668.68 pursuant to ta money wire in the amount of $17,834.34 due on June 15th (the

“Initial Payment”) and $17,834.34 on June 30, 2019 (the “Final Payment”) as full final payment of any and all monies or securities owed the Investors per the Agreements.

The Investors hold an aggregate of 4,401,760 warrants subject to further anti-

dilution and pricing adjustments, (the “Warrants”) and the parties have agreed that the

Company will issue 1,000,000 shares of its restricted common stock, the (“Shares”) in exchange for these Warrants immediately upon execution of this agreement.  The exchange is being made pursuant to Section 3(a)(9) under the Securities /Act of 1933.

The payments in the above paragraph are not related to the warrant exchange.  Further the Company will at all times agree and take the position that the common stock being issued tacks back to the date of the issuance of the Warrants and shall cause its attorneys to accept an opinion of counsel to the Investors that the shares may be sold

Headquarters:

Subsidiaries:

1327 Ocean Avenue, Suite B

Parallax Health Management, Inc.

Santa Monica, CA 90401

Parallax Behavioral Health, Inc.

(310) 899-4442

Parallax Diagnostics, Inc.

www.parallaxhealthsciences.com

Parallax Communications, Inc.

Parallax Health Sciences, Inc.

June 4, 2019

under Rule 144 as of this date. ██████████ will agree not to sell more then 200,000 shares per thirty (30) day period from the date of this agreement.

Investors agree to assign, hereby releases, waives, acquits, withdraws, retracts and forever discharges any and all claims, causes of action, whether at law or in equity,

known or unknown, fixed or contingent, which it now has or may have hereafter, directly or indirectly, (collectively, “Claims”), against the Company, its successors or assigns, or any and all of the Company’s past or present subsidiaries, agents, directors and officers,

by reason of any act, omission, matter, cause or thing whatsoever, from the beginning of time to, and including, the date of execution of this Agreement, which Claims arise out of or relate to any of the transactions contemplated by the Agreement; provided,

however, that the foregoing release shall become effective only upon the issuances of the Shares as contemplated hereby.  The Company acknowledges that it hereby releases, waives, acquits, withdraws, retracts and forever discharges any and all Claims it may have against the Investors or either of them.

Furthermore, this letter agreement shall provide authority to the Company’s transfer agent Action Stock Transfer to remove the Company’s share reserves for the

Investors in their entirety including the shares underlying the warrants to █████████,

██ and shares underlying the warrants to ██████████.

This agreement shall supersede all other agreements either written or oral by the parties.

If the foregoing accurately reflects our agreement, please execute this

Agreement in the space provided below and return a copy to the Company by e-mail to

paul@parallaxcare.com .

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

By:

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

On behalf of:

On behalf of:

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______________________________

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███████████, Managing Director

███████████, Chief Executive Officer